Exhibit 15.5

Ms. Kim McManus

Senior Attorney

Office of Real Estate and Commodities

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

November 2, 2017

Re:	Building Bits Properties I, LLC

Amendment No. 1 to Draft Offering Statement on Form 1-A

Submitted September 1, 2017

CIK No. 0001709981

Dear Ms. McManus:

Thank you for your comments of September 28, 2017 regarding the Draft Offering Statement of Building Bits Properties I, LLC (the “Company”). We appreciate the opportunity to respond to your comments.

Part II – Offering Circular

General

1. We note your revisions in response to comment 2, including your disclosure that each class of Common Bits represents “ownership of the economic rights of each wholly-owned subsidiary that holds title to the specific property.” Please clarify what you mean by “economic rights” and revise to ensure that the rights of the Common Bits are consistently presented throughout the offering circular. Based on other disclosure, it appears that Common Bits represent the right to receive distributions to the extent funds are legally available at the wholly-owned property subsidiary, and to the extent the company receives distributions from the property subsidiary.

The disclosure has been amended to more fully disclose the process of when investors will receive their pro rata share of net loss or net profit, or when distributions will be made. These amendments have been made to the cover page, offering summary, and securities being offered section.

2. We note your revisions in response to comment 3. Please revise your disclosure throughout the offering circular, where applicable, to explain more specifically the extent to which the manager retains complete discretion regarding when, if at all, distributions will be paid and that the company is under no obligation to make distributions, and identify the circumstances in which you would be prohibited from making, or may elect not to make, distributions. Please also revise to clarify if the distribution policy may be changed at any time without prior Bitholder approval.

The right to distributions is stated in the Class [TBD] Bit Designation. The disclosure has been amended to identify the distribution rules established by the Bit Designation. Changes to those rules must be approved by a majority of the holders of that Bit Designation.

Offering Summary

Acquisition Strategy, page 1

3. Please clarify if the company may purchase a minority interest in a property. If so, please provide additional risk factor disclosure to elaborate on the additional risks regarding lack of control resulting from minority ownership

The disclosure has been amended to reflect that should the company acquire a fractional interest in any property, it will require that the seller grant to the Manager the right to manage the property and control its disposition.

Risk Factors, page 4

4. We note your response to comment 18. Please revise to include risk factor disclosure explaining the extent to which Bitholders of each series will be subject to risks related to Building Bits Properties I, LLC on an entity-level

The disclosure has been amended to include a risk factor covering the possibility of liabilities of the Property LLCs reaching Building Bits Properties I, LLC and the resulting harm to investors.

Our Bitholders will have limited voting rights, page 11

5. As drafted, it is unclear whether references to “Bitholders” generally include the Class [TBD] Bitholders or if such designations include other security holders. It appears that the voting rights of the Class [TBD] Bitholders are different from those of other classes. Please revise your disclosure throughout the offering statement to clarify that voting rights may differ based on the class held. In this regard, please revise this risk factor to focus on how the Class [TBD] Common Bits will have limited voting rights and similarly revise your “Securities Being Offered” discussion on page 38 to focus on the terms and rights of the Class [TBD] Common Bits

The disclosure has been amended to clarify the voting rights of the Common Bits in the risk factors and Securities Being Offered discussion.

Plan of Distribution and Selling Securityholders, page 15

6. We note your revisions in response to comment 15. Please further revise to include disclosure consistent with Exchange Act Rule 10b-9, including that all or a specified part of the consideration paid for such security will be promptly returned to the purchaser unless (i) a specified number of units of the security are sold at a specified price within a specified time, and (ii) the total amount due to the seller is received by him by a specified date.

The disclosure has been amended to include the statements regarding compliance with Exchange Act Rule 10b-9 as it applies to the method of receiving investors’ subscriptions in this offering.

7. We note your response to comment 16. Please elaborate on the timeline for the account opening and subscription process. Confirm, if true, that an investor will not be required to transmit funds in connection with an order to purchase Common Bits in the offering prior to qualification, as part of the account opening process, and that they may submit a subscription request only after qualification of the offering circular. Please also revise to clarify when subscriptions will be accepted and whether investors will have a right to withdraw their funds before the minimum offering amount has been reached, or after the minimum offering amount has been reached but before the offering is closed. Refer to Rule 251(d)(2) of Regulation A.

The disclosure has been amended to clarify that subscriptions will not be accepted until after the offering is qualified and that subscriptions are irrevocable as provided in the subscription agreement.

8. Please revise your disclosure so that it does not refer to the funds held by Folio as being held in escrow. Please include disclosure, if true, that the investor’s funds are being handled by Folio in a manner consistent with the no-action letter issued to Folio by Commission staff on July 15, 2015.

The disclosure has been amended to reflect that funds are not held in escrow, but rather managed by Folio in a manner consistent with the no-action letter issued to Folio by Commission staff on July 15, 2015.

9. Please tell us how investors access, and post bids and offers to, the BuildingBits Platform and explain what the BuildingBits Platform displays to its users. Please also tell us how the communication tools provided on the Platform allow buyers and sellers to come to terms of a trade.

Sellers of Bits will have already created an account with the BuildingBits Platform by providing name, address, and email at the point they previously acquired their bits. Buyers will be required to create an account prior to posting a bid. Sellers will be confirmed against the records of securities holders maintained by Folio.

Holders of Bits interested in selling will be able to post offers (asks) for the sale of their Bits. The offer will identify the Bit Designation, the underlying property, the number of Bits being sold, and the price per Bit. Buyers posting bids will be able to post the corresponding information (Bit Designation requested, underlying property, number of Bits willing to buy, and price per Bit).

Other persons that have created accounts with the BuildingBits Platform will be able post replies to the offers (bids or asks) either accepting the terms or countering. Counters can be based on the number of Bits or price per Bit. Upon acceptance by the counter-party, the details of the arrangement will be forwarded to Sageworks Capital to finalize paperwork and close the transaction.

10. Please advise whether bids and asks will be “firm” indications of a willingness to buy or sell the security. Please also tell us whether matched bids and offers between buyers and sellers can be executed without further agreement of the parties or whether the parties must give subsequent assent to the execution.

It is the intent of the Company that any accepted bid or ask be a firm agreement subject to execution by Sageworks Capital.

Description of the Company’s Business, page 17

11. In the event the company incurs operating expenses, you intend to “equitably spread” those costs among the revenue flowing into the company from each Property LLC in place at the time the expense is incurred. Please clarify what revenue you are referring to. For example, state if the company may deduct company-level operating expenses from planned distributions to Bitholders. Explain how the company would equitably spread amounts if one property subsidiary is eligible to make distributions and others are not.

The disclosure has been amended to describe the procedure by which the Company would deduct amounts to cover its expenses from the amounts that would otherwise be distributed to Bitholders. Additionally, Section 5.13 has been added to the operating agreement to clarify the authority of the Manager to make these determinations and a corresponding change has been made to the Class [TBD] Bit Designation.

Compensation of Our Manager and Affiliate, page 31

12. We note your response to comment 11 that the company has decided to eliminate the property management fee. However, the operating agreement filed as Exhibit 2.2 provides for payment to the Manager of a monthly servicing / property management fee equal to an annualized rate of up to 0.50%. Please file the revised operating agreement as an exhibit to your offering statement, or revise your disclosure to describe the servicing / property management fee.

There appears to have been a filing error. The corrected operating agreement has been included with this filing.

13. Please revise your disclosure to clarify that the asset management fee can be increased without Bitholder consent.

The disclosure has been amended to reflect that the asset management fee may be increased or decreased at the sole discretion of the Manager without Bitholder consent.

Securities Being Offered, page 38

14. Please confirm, if true, that the redemption of Bits is mandatory upon sale of the related property. Please also be aware that if the company creates a redemption plan applicable to the Class [TBD] Common Bits, such plan will be subject to Regulation 14E.

There appears to have been a filing error. The corrected Class [TBD] Bit Designation has been included with this filing. There is no redemption of the Class [TBD] Common Bits. Rather, by operation of contract, holders of the Class [TBD] Common Bits will receive their pro rata share of the net proceeds of any disposition of the underlying property and the Class [TBD] Common Bits will cease to exist.

15. We note your revised disclosure in response to comments 19 and 31. Please reconcile your disclosure on pages 17 and 39, regarding the distribution amount due to Bitholders upon the occurrence of a “change of control event,” with Section 4 of the Bit Designation, which provides for redemption at the “Market Price,” as defined in the Operating Agreement. We further note that the definition of “Market Price” in the Operating Agreement sets forth three alternative meanings. Please clarify how you will determine, and how you will inform Bitholders, which of these will apply.

There appears to have been a filing error. The corrected Class [TBD] Bit Designation has been included with this filing.

Financial Statements, page 45

16. We note your response to comment 32. We will continue to monitor your filing for the inclusion of financial statements of the property in Beaverton, Oregon. Please tell us the type of financial statements you intend to include in your filing (financial statements in accordance with Rule 8-04 or 8-06 of Regulation S-X or predecessor financial statements in accordance with Regulation C Rule 405) and the basis for your conclusion.

The Company has assessed whether it will provide financial statements in accordance with Rule 8-06 of Regulation S-X or predecessor financial statements and determined that it intends to file financial statements in accordance with Rule 8-06 of Regulation S-X.

Rule 8-06 of Regulation S-X applies for a real estate issuer that has, or intends to, acquire one or more properties that are significant to its operations. This standard is directly applicable to the current plan of operations of the Company as each acquired property would be significant to its operations. Additionally, following Rule 8-06 of Regulation S-X would assist investors with the evaluation of the offering by presenting financial statements of the most use to investors in making an informed investment decision. Should the Company provide predecessor financial statements, it would be required to include balance sheets, statements of member equity, and other information that is not relevant to an investor’s decision to invest in the Company’s Common Bits. Instead, by limiting information to the audited income statements with respect to the property and material factors considered by the Company in assessing the property, investors will be able to more easily undertake their own review of the offering.

Notes to the Financial Statements

Note 4 – Members’ Equity, page 54

17. Please reconcile the financial statement disclosure of fees payable to the Manager or its Affiliates to the disclosure presented on page 31 of your filing.

The financial statements have been updated to conform to changes in the company’s operating agreement.

Part III – Exhibits

Exhibit 4.1

18. We note your response to comment 36 but are unable to locate the revisions in Section 4(c) and Section 4(f) of your subscription agreement. In addition, we note that statements requiring investors to read or acknowledge that they have read or understand the offering circular are not appropriate. Please refer to the Commission’s guidance regarding impermissible legends or disclaimers, contained in Securities Offering Reform Release No. 33-8591 (2005), and revise your subscription agreement accordingly.

There appears to have been a filing error. The corrected subscription agreement has been included with this filing.

Thank you again for the opportunity to respond to your questions to the Draft Offering Statement of Building Bits Properties I, LLC. If you have additional questions or comments, please contact me at Andrew.stephenson@khlklaw.com.

Sincerely,

/s/Andrew Stephenson

Andrew Stephenson

KHLK LLP

cc: Alexander Aginsky

Chief Executive Officer

BuildingBits Asset Management, LLC

425 NW 10th Avenue, Suite 306

Portland, OR 97209